UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AVEXIS, INC.

(Name of Subject Company (Issuer))

NOVARTIS AM MERGER CORPORATION

an indirect wholly-owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

05366U100

(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
Lichstrasse 35

CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Joseph E. Gilligan
Joseph G. Connolly, Jr.
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20002
Telephone: +1 (202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,687,565,742.00	$1,081,601.93

(1)         Estimated for purposes of calculating the filing fee only. Calculated by adding (a) 36,816,253 shares of AveXis, Inc. (“AveXis”) common stock (“Shares”) multiplied by $218.00, the offer price per Share, plus (b) 3,034,966 Shares potentially issuable upon exercise or vesting of equity compensation options, warrants, and similar securities, multiplied by $218.00, the offer price per Share. The calculation of the filing fee is based on information provided by AveXis as of April 5, 2018.

(2)         The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,081,601.93	Filing Party: Novartis AG and Novartis AM Merger Corporation
Form of Registration No.: Schedule TO	Date Filed: April 17, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    Third-party tender offer subject to Rule 14d-1.

☐     Issuer tender offer subject to Rule 13e-4.

☐     Going-private transaction subject to Rule 13e-3.

☐     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 17, 2018 by (i) Novartis AM Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of AveXis, Inc., a Delaware corporation (“AveXis”), at a purchase price of $218.00 per Share, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Offer—Section 15—Certain Legal Matters” and Items 1 through 9 and Item 11of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraph at the end of the section captioned “Antitrust Matters”:

“The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on April 30, 2018. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

Item 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Novartis AG on May 1, 2018, announcing expiration of the waiting period under the HSR Act.

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated April 17, 2018.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on April 17, 2018.*
(a)(1)(G)	Power of Attorney for Novartis AG.*
(a)(1)(H)	Signing Authorization for Novartis AM Merger Corporation.*
(a)(5)(A)

Press Release issued by Novartis International AG on April 9, 2018, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).*

(a)(5)(B)

Novartis AG Investor Presentation on April 9, 2018, attached as Exhibit (a)(5)(B) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).*

(a)(5)(C)

Email message dated April 9, 2018 from Dr. Vas Narasimhan, Chief Executive Officer of Novartis AG, to the AveXis Employees, attached as Exhibit (a)(5)(C) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).*

(a)(5)(D)

Transcript of Novartis AG analyst conference call on April 9, 2018, attached as Exhibit (a)(5)(D) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).*

(a)(5)(E)

Transcript of Novartis AG conference call on April 9, 2018, attached as Exhibit (a)(5)(E) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).*

(a)(5)(F)	Press Release issued by Novartis AG on May 1, 2018, announcing expiration of the waiting period under the HSR Act.
(b)	Not applicable.
(d)(1)

Agreement and Plan of Merger dated as of April 6, 2018, among Novartis AG, Novartis AM Merger Corporation and AveXis, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed by AveXis, Inc. with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).*

(d)(2)	Confidentiality Agreement, dated as of March 5, 2018, between AveXis, Inc. and Novartis International AG.*
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2018

NOVARTIS AG

By	/s/ AUGUSTO LIMA
Name:	Augusto Lima
Title:	As Attorney

By	/s/ NIGEL SHEAIL
Name:	Nigel Sheail
Title:	As Attorney

NOVARTIS AM MERGER CORPORATION

By	/s/ KEREN HARUVI
Name:	Keren Haruvi
Title:	Authorized Signatory

By	/s/ JONATHAN EMERY
Name:	Jonathan Emery
Title:	Authorized Signatory

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